1900 K Street, N.W. Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

January 23, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Asen Parachkevov and Sheila Stout

Re:	Golub Capital BDC, Inc.
Registration Statement on Form N-2
File Number: 333-215285

Ladies and Gentlemen:

On behalf of Golub Capital BDC, Inc., a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in phone calls between Asen Parachkevov of the Staff and William J. Tuttle and Matthew J. Carter, outside counsel to the Company, and Sheila Stout of the Staff and William J. Tuttle and Matthew J. Carter, each on January 19, 2017 relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-215285) (the “Registration Statement”). For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Capitalized terms used by not defined herein shall have the meaning set forth in the Registration Statement.

Legal Comments

1.	The Registration Statement indicates that the Credit Facility is collateralized by all of the assets held by Funding. Please confirm that assets securing the Credit Facility are treated as encumbered for purposes of Section 18.

Response:

The Company confirms that assets securing the Credit Facility are treated as encumbered for purposes of Section 18. With respect to unfunded commitments, the Company notes that it treats unused borrowing capacity as being able to cover such unfunded commitments.

2.	In your response letter, please include a description of the structure of the Adviser Revolver including the interest rate charged on borrowings and any analysis under Section 57 of the Investment Company Act of 1940, as amended (the “1940 Act”). Please undertake to include in any prospectus supplement filed in connection with the Registration Statement and future filings of the prospectus disclosure describing the intended purpose of the Adviser Revolver and borrowings thereunder.

Asen Parachkevov and Sheila Stout January 23, 2017 Page 2

Response:

The Adviser Revolver is an unsecured revolving credit facility between the Company and GC Advisors with a maximum credit limit of $20 million. Pursuant to the terms of the Revolving Loan Agreement, dated as of June 22, 2016, by and between the Company and the Adviser, each borrowing under the Adviser Revolver accrues interest at the greater of (1) the short-term applicable federal rate for quarterly compounding, as described under Section 1274(d) of the Code, in effect on the first day of the applicable quarter and (2) such applicable federal rate on the first day of the quarter in which any borrowing still outstanding is made. The Company entered into the Adviser Revolver in order to have the ability to borrow funds on a short-term basis and has in the past, and generally intends in the future, that borrowings under the Adviser Revolver will be repaid within the same quarter in which they are drawn. The documentation for the Adviser Revolver was filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q (File No. 814-00794) for the quarter ended June 30, 2016, filed with the Commission on August 3, 2016.

Prior to entry into the Adviser Revolver, the Company analyzed with outside counsel the transaction under Section 57(a) of the 1940 Act. As you know, Section 17(a)(4) of the 1940 Act nominally restricts an investment adviser from loaning money or other property to an affiliated registered investment company. However, because the Commission has not yet adopted rules, regulations or orders to specify the loans covered by the prohibition, Section 17(a)(4) does not yet prohibit any loans from an investment adviser to a registered investment company. By contrast to Section 17(a)(4) of the 1940 Act, Section 57(a) of the 1940 Act does not include any express restriction on the ability of an investment adviser to loan money or other property to an affiliated business development company (and there is no provision in Section 57(a) for rulemaking regarding limitations on any such loans).

We note that Section 57(a)(4) of the 1940 Act regulates joint transactions involving a business development company and its investment adviser. However, the extension of a loan by an investment adviser to a business development company is equivalent to the purchase of a debt security from the business development company, and Section 57(a)(2) of the 1940 Act expressly carves out the purchase by an affiliate from a business development company of a security issued by the business development company. It would be inconsistent therefore for Section 57(a)(4) of the 1940 Act to treat a transaction permitted by Section 57(a)(2) of the 1940 Act as an impermissible joint transaction. We respectfully submit that the Adviser Revolver and the transactions contemplated thereby are not prohibited under Section 57(a) of the 1940 Act.

We supplementally note that, because the Adviser Revolver is not secured, the concerns regarding principal transactions (due to the granting and release of security interests in contravention of Section 57 of the 1940 Act) are not present.

Asen Parachkevov and Sheila Stout January 23, 2017 Page 3

As requested, the Company undertakes to include disclosure regarding the intended purpose of the Adviser Revolver and borrowings thereunder in any prospectus supplement used in connection with an offering of securities as well as in future filings of the prospectus.

3.	We note the disclosure on page 8 that the 1940 Act restricts GC Advisors from receiving more than a 1% fee in connection with loans that the Company acquires or originates. Please confirm that the corresponding statutory reference for this restriction is Section 57(k) of the 1940 Act and that any origination or other transaction fees paid by the Company in connection with the origination or acquisition of loans do not exceed such limits.

Response:

The Company confirms that the corresponding statutory reference is Section 57(k) of the 1940 Act and that any origination or other transaction fees paid by the Company in connection with the origination or acquisition of loans do not exceed such limits.

4.	Please undertake to include the interest expense paid by SLF in connection with the SLF Credit Facility in the line item “Acquired Fund Fees and Expenses” in the Fees and Expenses table.

Response:

As requested, the Company undertakes to include the interest expense paid by SLF in connection with the SLF Credit Facility in the line item “Acquired Fund Fees and Expenses” in any Fees and Expenses table included in any prospectus supplement used in connection with an offering of securities as well as in future filings of the prospectus.

5.	In your response letter, please disclose whether the Company has any current intention to enter into additional securitization transactions in the next 12 months.

Response:

We note that the ability to complete any additional securitization transaction is currently restricted by the interplay of the 1940 Act restrictions on principal and joint transactions and the U.S. risk retention rules adopted pursuant to Section 941 of Dodd-Frank. The Company submitted a request for no-action relief to permit it to engage in additional securitization transactions in 2015 but has not yet received the requested relief. Accordingly, while the Company would like to explore an additional securitization transaction (and an amendment to an existing securitization), the Company is waiting until the requested relief is granted.

6.	In your response letter, please discuss the deletion of the last sentence of the risk factor captioned “Economic recessions or downturns could impair our portfolio companies and defaults by our portfolio companies will harm our operating results,” which discusses the potential that the Company’s debt investments may be recharacterized as equity by a bankruptcy court.

Asen Parachkevov and Sheila Stout January 23, 2017 Page 4

Response:

The Company respectfully submits that the deleted language was deleted because it was duplicative of language in the risk factor captioned “We may hold the debt securities of leveraged companies that may, due to the significant volatility of such companies, enter into bankruptcy proceedings.”

7.	The largest industries in the Company’s portfolio are “Healthcare, Education and Childcare” and “Diversified Conglomerate Service.” Please consider adding risk disclosure regarding any material concentration risk.

Response:

As requested, the Company will consider adding risk disclosure related to any material concentration risk in any prospectus supplement used in connection with an offering of securities as well as in future filings of the prospectus.

Accounting Comments

8.	In future filings, please disclose the total return on the market value of the Company’s common stock together with the disclosure of the Company’s weighted average income yield and weighted average investment income yield. In addition, please disclose that the weighted average income yield and weighted average investment income yield do not represent a return to any investor in the Company.

Response:

As requested, the Company undertakes to disclose in any prospectus supplement used in connection with an offering of securities as well as in future filings of the prospectus (1) the total return on the market value of the Company’s common stock and (2) a statement that the weighted average income yield and weighted average investment income yield do not represent a return to any investor in the Company.

9.	In your response letter, please represent to us whether the Company reasonably believes that its assets as of September 30, 2016 provided adequate coverage to allow it to satisfy all of its unfunded commitments and explain the basis for such belief.

Response:

The Company represents that it reasonably believes that its estimated assets as of September 30, 2016 provided adequate coverage to allow the Company to satisfy all of its unfunded commitments. The bases for the Company’s belief are primarily that (i) the Company generally maintains significant unencumbered cash balances and cash available for investment within its funding vehicles that is available to fund unfunded commitments that qualify for acquisition, which have averaged $51.4 million over the previous eight quarters ended September 30, 2016, (ii) historically it has rarely utilized more than 70% of the Credit Facility, which on average over the eight quarters ended September 30, 2016 permitted additional borrowings of up to $63.6 million; (iii) the Company receives repayments, prepayments and sales proceeds on its portfolio investments that have ranged from $76.6 million to $237.6 million over the eight quarters ended September 30, 2016 and have averaged $154.2 million per quarter over that period; (iv) the Company has generally maintained full availability under the $20.0 million Advisor Revolver since it was executed on June 22, 2016; and (v) the Company generally holds some syndicated loans in larger portfolio companies (for example, $17.9 million as of September 30, 2016), that are salable over a relatively short period to generate cash.

Asen Parachkevov and Sheila Stout January 23, 2017 Page 5

10.	In future filings, please include disclosure in the Financial Highlights table that total return does not include sales load.

Response:

As requested, in financial statements for periods ending on or after December 31, 2016, the Company will include disclosure in the Financial Highlights table that total return does not include sales load.

11.	In your response letter, please confirm that the Company performed the tests required by Regulation S-X Rules 3-09 and 4-08(g) with respect to its controlled portfolio companies as of September 30, 2016.

Response:

As requested, the Company confirms that it performed the tests required by Regulation S-X Rules 3-09 and 4-08(g) with respect to its controlled portfolio companies as of September 30, 2016 and that all required disclosures are included in the Registration Statement.

12.	In your response letter, please confirm that the schedule of investments and other disclosures related to the SLF denote non-income producing assets in accordance with the requirements of Regulation S-X Rule 12-12.

Response:

As requested, the Company confirms that the schedule of investments and other disclosures related to the SLF denote non-income producing assets in accordance with the requirements of Regulation S-X Rule 12-12.

13.	In your response letter, please confirm that investments in the Company’s portfolio denoted as senior loans are first and/or second lien loans.

Asen Parachkevov and Sheila Stout January 23, 2017 Page 6

Response:

As requested, the Company confirms that the investments in the Company’s portfolio denoted as senior loans are first and/or second lien loans.

14.	In your response letter, please confirm that the Company has disclosed the dividend rate, to the extent known or applicable, on all of its holdings of preferred stock.

Response:

As requested, the Company confirms that it has disclosed the dividend rate, to the extent known or applicable, on all of its holdings of preferred stock.

15.	In future financial statements, please consider revising the Financial Highlights table to disclose the ratio of total expenses to average net assets first, to be followed by other supplemental ratios.

Response:

As requested, in future financial statements, the Company will consider revising the Financial Highlights table to disclose the ratio of total expenses to average net assets first, to be followed by other supplemental ratios.

16.	In your response letter, please indicate why the incentive fees paid and/or payable by the Company decreased in the fiscal year ended September 30, 2016 as compared to the fiscal year ended September 30, 2015.

Response:

The Company respectfully submits that the Income Incentive Fee paid by the Company decreased from the year ended September 30, 2015 to the year ended September 30, 2016 as the interest rate compression on new investments and the decline of second lien and subordinated debt investments in the Company’s portfolio caused a decline in its Pre-Incentive Fee Net Investment Income, expressed as a rate of return on the value of the Company’s net assets. Due to this decline, the Company was not fully through the “catch-up” provision of the incentive fee calculation. In addition, the Company experienced a $0.8 million decrease in fee income from the year ended September 30, 2015 to the year ended September 30, 2016 that was primarily driven by a decrease in prepayment fees.

17.	In your response letter, please confirm that the disclosures required by Regulation S-X Rules 6-07 and 12-15 are provided with respect to holdings of securities of entities that are affiliates of GC Advisors.

Asen Parachkevov and Sheila Stout January 23, 2017 Page 7

Response:

The Company respectfully submits that as of September 30, 2016 it did not hold any securities of entities that are affiliates of GC Advisors.

18.	Please note that the Staff’s position is that secured borrowings that do not meet the requirements for accounting sale treatment are “senior securities.” In future reports, please include any secured borrowings of the Company (at par value) in the Senior Securities table.

Response:

The Company respectfully submits that as of September 30, 2016, both the fair value and proceeds of the Company’s secured borrowings were less than $0.5 million, and that although secured borrowings are liabilities of the Company, they do not represent an instrument evidencing indebtedness of the Company. However, as requested, in future filings the Company will revise the Senior Securities table to report secured borrowings at par value. The Company notes that as of September 30, 2016 it was in compliance with the asset coverage requirements of the 1940 Act with the treatment of secured borrowings at par value as senior securities.

19.	We note that the financial information for SLF included in Note 4 to the Company’s financial statements is audited, while the information included in Note 16 is not audited. Please confirm that all information required by Regulation S-X Rule 4-08(g) was audited as of September 30, 2016.

Response:

The Company respectfully submits that the disclosure of SLF’s financial information in Note 4 and Note 16 is consistent with the presentation that was proposed to, and reflects received comments from, the Chief Accountant’s Office of the Commission prior to the Company entering into the SLF. The Company is aware of the requirements of Rule 4-08(g) under Regulation S-X, and the information required by Rule 4-08(g) with respect to the SLF was audited as of September 30, 2016. The Company will evaluate in connection with future filings of its audited financial statements means of clarifying the disclosure to better reflect that the required information was audited.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by email at william.tuttle@dechert.com) or Thomas J. Friedmann at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Asen Parachkevov and Sheila Stout January 23, 2017 Page 8

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	David B. Golub, Golub Capital BDC, Inc.

Ross A. Teune, Golub Capital BDC, Inc.

Joshua M. Levinson, Golub Capital BDC, Inc.

Thomas J. Friedmann, Dechert LLP